Act 33
Sect:
Rule Schedule B
Public
Availability 1-30-03

NoAct
P.C.
11-13-02

January 30, 2003

RESPONSE OF THE OFFICE OF INTERNATIONAL CORPORATE FINANCE
DIVISION OF CORPORATION FINANCE

RE: Landwirtschaftliche Rentenbank – Federal Republic of Germany
Incoming letter dated November 13, 2002
Incoming letter dated January 29, 2003

Based on the facts presented, this Division would raise no objection if the Landwirtschaftliche Rentenbank and the Federal Republic of Germany file with the Commission joint annual reports on Form 18-K under the Securities Exchange Act of 1934 (the "Exchange Act") and amendments to such annual reports on Form 18-K/A, and incorporate by reference such filings into registration statements, including shelf registration statements, and related prospectuses filed with the Commission under the Securities Exchange Act of 1933, all as described in your letter.

Because this position is based on the representations made to the Division in your letter, it should be noted that different facts might require a different result. Further, this response only expresses this Division's position on enforcement action and does not express any legal conclusion on the questions presented.

Sincerely,

Michael Coco
Special Counsel

03016183

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mathias Strasser, Esq.
Sullivan & Cromwell
One New Fetter Lane
London EC4A 1AN

Re: Landwirtschaftliche Rentenbank
Federal Republic of Germany

Dear Sir:

In regard to your letter of 1/29/03 our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paul M. Dudek
Chief
Office of International
Corporate Finance

SULLIVAN & CROMWELL LLP
A LIMITED LIABILITY PARTNERSHIP
TELEPHONE: +44 (0) 20-7959-8900
FACSIMILE: +44 (0) 20-7959-8950
WWW.SULLCROM.COM

One New Fetter Lane
London EC4A 1AN, England

FRANKFURT • PARIS
LOS ANGELES • NEW YORK • PALO ALTO • WASHINGTON, D.C.
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

January 29, 2003

Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington D.C. 20549,
U.S.A.

Attention: Paul M. Dudck, Esq.

Re: Landwirtschaftliche Rentenbank – Federal Republic of Germany

Dear Mr. Dudck:

We are writing on behalf of Landwirtschaftliche Rentenbank ("Rentenbank"), an institution organized under the public law of the Federal Republic of Germany (the "Federal Republic"), and the Federal Republic to request an interpretative letter that would facilitate the process by which Rentenbank conducts public offerings of its debt securities in the United States.

The relief sought hereby is similar to the relief granted to: (i) Deutsche Ausgleichsbank ("DtA") and the Federal Republic of Germany (the "Federal Republic") in the Securities and Exchange Commission (the "Commission") Staff's letter of June 30, 1999 in response to the incoming letter of the same date from DtA and the Federal Republic, (ii) Queensland Treasury Corporation ("QTC") and the State of Queensland in the Staff's letter of October 24, 1996 in response to the incoming letter of October 23, 1996 from QTC and the State of Queensland, and (iii) Kreditanstalt für Wiederaufbau ("KfW") and KfW International Finance Inc. in the Staff's letter of July 18, 1994 in response to the incoming letter of the same date from KfW and KfW International Finance Inc.

Present Procedures

Rentenbank is a "seasoned" Schedule B issuer eligible to use the shelf registration procedures set forth in Release No. 33-6424 (dated September 2, 1982) (the "Release").

In accordance with the Release, Rentenbank and the Federal Republic have filed a shelf registration statement which includes a Basic Prospectus containing all of the information required by Schedule B under the Securities Act of 1933 (the "Securities Act") and other information deemed material to investors. This Basic Prospectus will be updated at least annually and is distributed to dealers and prospective investors as required by the Release.

Specific securities are offered by a Prospectus Supplement containing the terms of the offering and a description of any material recent developments. The Prospectus Supplement, together with the Basic Prospectus, is delivered to purchasers, and all necessary filings are made pursuant to Rule 424 under the Securities Act.

Rentenbank and the Federal Republic intend to file with the Commission joint Annual Reports on Form 18-K. As contemplated by this letter, the joint Annual Report on Form 18-K, together with amendments thereto on Form 18-K/A containing material developments, if any, will be incorporated by reference in prospectuses that may be used in connection with both continuous offerings such as offerings of medium-term notes and delayed offerings such as shelf takedowns.

The Proposal

Rentenbank and the Federal Republic hereby request an interpretative letter approving the implementation of the following procedures.

1. Rentenbank and the Federal Republic will file joint Annual Reports on Form 18-K during periods when Rentenbank desires to have access to shelf registration procedures. Such Annual Reports would include, as of their dates: (i) all of the information and exhibits called for by Form 18-K, and (ii) as additional exhibits thereto, any additional information required under Schedule B to be included in a Schedule B registration statement under the Securities Act (except for certain Schedule B information, such as the description of securities and plan of distribution, which would continue to be included in the Basic Prospectus, Prospectus Supplements and, in the case of medium-term notes, Pricing Supplements or "stickers"), together with additional information deemed material to investors. The resulting descriptions of Rentenbank and the Federal Republic would be presented in substantially the same format as currently included on pages 2 to 7, 9 to 36, 42, F-1 to F-28 and G-1 to G-41 of the current Basic Prospectus included in Rentenbank's shelf registration statement pursuant to Schedule B under the Securities Act (Registration No. 33-98953), filed on August 29, 2002, and would be substantially as comprehensive as those currently included in the Basic Prospectus.

2. Rentenbank's Basic Prospectus would contain a description of the securities offered thereby, a description of *Anstaltslast* (i.e., the "institutional liability" of

the Federal Republic for the obligations of Rentenbank) and other aspects of Rentenbank's relationship with the Federal Republic, the plan of distribution, the application of proceeds, Rentenbank's and the Federal Republic's debt record, the name and address of Rentenbank's and the Federal Republic's authorized agent in the United States and the names and addresses of counsel who will pass upon the validity of the securities. The Basic Prospectus, which could be used with respect to both continuous offerings such as medium-term note programs and delayed offerings such as shelf take-downs, would incorporate by reference the most recently filed joint Annual Report on Form 18-K of Rentenbank (and all exhibits thereto), and all amendments thereto filed on Form 18-K/A. In order to implement the proposal outlined in this letter, the Basic Prospectus would contain an undertaking to deliver upon request a copy of the joint Annual Report on Form 18-K and any other information incorporated by reference. Rentenbank's shelf registration statement currently includes undertakings identical to the undertakings set forth in Item 512(a) (1), (2) and (3) of Regulation S-K. The undertakings currently included in Rentenbank's shelf registration statement obligating Rentenbank to file post-effective amendments (i) to include prospectuses required by Section 10(a) (3) of the Securities Act and (ii) to reflect in the Basic Prospectus any facts or events arising after the effective date of Rentenbank's shelf registration statement (or the most recent post-effective amendment thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in such registration statement, would be modified so as not to apply if the information required is included in a report under the Securities Exchange Act of 1934 that has been incorporated by reference. As a result of the foregoing, except as required by the modified undertakings to be included in Rentenbank's registration statements, Rentenbank would not be required to file annual post-effective amendments to its Securities Act registration statements.

3. At the time when any registered securities are offered to the public, whether on a delayed offering basis or as part of a continuous offering, the Basic Prospectus, together with a Prospectus Supplement or, in the case of medium-term notes, a Pricing Supplement or "sticker", would be delivered to all purchasers. Any material recent developments subsequent to the date of the Basic Prospectus, or the most recent Annual Report on Form 18-K, will either be included in (A) a subsequent Annual Report on Form 18-K, or in a Form 18-K/A amendment that is incorporated by reference in the Basic Prospectus or (B) the Prospectus Supplement itself. Rentenbank and the Federal Republic will amend their joint Annual Report on Form 18-K through the use of Form 18-K/A as often as is necessary to disclose material information contained in official budgetary, financial and statistical information and any other material information or developments. Rentenbank and the Federal Republic anticipate that the time of filing of such joint Annual Report and such amendments will correspond to the periodic release of official budgetary, financial and statistical information which will provide the basis for the joint Annual Report and amendments. At the present time, it is expected that such a

filing typically would be made in June or July of each year after German budgetary information becomes available.

The information and documents that, under current procedures, must be filed by post-effective amendment at the time of an offering (the standard underwriting terms, the terms agreement, the list of names and addresses of the underwriters, an itemized list of expenses and legal opinions with respect to the securities) would instead be filed on, and incorporated by reference by means of, Form 18-K or a Form 18-K/A amendment thereto.

4. The Basic Prospectus and Prospectus Supplement or, in the case of medium-term notes, a Pricing Supplement or "sticker", would be delivered to all purchasers, and Rentenbank would provide to each such recipient who so requests a copy of the Form 18-K, together with all exhibits and amendments thereto. Otherwise, unless it chose to do so, Rentenbank would not make an annual public distribution of its Form 18-K, or of the exhibits or amendments thereto, or of its Basic Prospectus to dealers or prospective investors as contemplated by the Release.

Benefits of Proposal

This proposal will (i) enable Rentenbank to use shelf procedures nearly identical to those available to foreign private issuers eligible to use Form F-3 and Rule 415 (the policy underlying the Release), (ii) regularly provide to the U.S. market all required Securities Act disclosure in a process that is significantly less burdensome and expensive than the current system, and (iii) result in better and more prompt disclosure of recent developments in the prospectus used for continuous and delayed offerings.

Timing and Implementation

Rentenbank currently has on file one effective shelf registration statement (Registration No. 333-98953). Pursuant to Rule 457(p) under the Securities Act, Rentenbank may use the prospectus included in this registration statement in connection with the offer and sale of securities registered previously under a separate registration statement (Registration No. 333-13832). We understand that all other registration statements that Rentenbank filed previously have been exhausted. In connection with next year's annual update of its shelf registration statement, Rentenbank desires to implement the proposal outlined in this letter by (i) filing an Annual Report on Form 18-K for the fiscal year ended December 31, 2002, which would contain the additional information described above that was previously included in the Basic Prospectus, (ii) amending the shelf registration statement to provide for the incorporation by reference of the aforesaid Annual Report on Form 18-K and any amendments thereto on Form 18-K/A, and (iii) amending the undertakings in Part II of the registration statement accordingly.

* * * * *

If you have any questions or need any further information with respect to the matters set forth in this letter, please contact me at (+44-20) 7959-8443, or David B. Rockwell at (+49-69) 7191-2633.

Very truly yours,

Mathias Strasser

cc: Andreas Mücke
(Landwirtschaftliche Rentenbank)

John W. Banes
(David Polk & Wardwell)

David F. Morrison
David B. Rockwell

SULLIVAN & CROMWELL

TELEPHONE: 4969-7191-26-0
FACSIMILE: 4969-7191-26-10
WWW.SULLCROM.COM

Neue Mainzer Straße 52
60311 Frankfurt am Main, Germany

LONDON • PARIS
LOS ANGELES • NEW YORK • PALO ALTO • WASHINGTON, D.C.
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

(A LIST OF PARTNERS MAY BE INSPECTED AT THE FRANKFURT OFFICE)

November 13, 2002

Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington D.C. 20549.

Attention: Paul M. Dudek, Esq.

Re: Landwirtschaftliche Rentenbank – Federal Republic of Germany

Dear Mr. Dudek:

We are writing on behalf of Landwirtschaftliche Rentenbank, an institution organized under the public law of the Federal Republic of Germany, ("Rentenbank") to request an interpretative letter that would facilitate the process by which Rentenbank conducts public offerings of its debt securities in the United States.

The relief sought hereby is similar to the relief granted to: (i) Deutsche Ausgleichsbank ("DtA") and the Federal Republic of Germany (the "Federal Republic") in the Securities and Exchange Commission (the "Commission") Staff's letter of June 30, 1999 in response to the incoming letter of the same date from DtA and the Federal Republic, (ii) Queensland Treasury Corporation ("QTC") and the State of Queensland in the Staff's letter of October 24, 1996 in response to the incoming letter of October 23, 1996 from QTC and the State of Queensland, and (iii) Kreditanstalt für Wiederaufbau ("KfW") and KfW International Finance Inc. in the Staff's letter of July 18, 1994 in response to the incoming letter of the same date from KfW and KfW International Finance Inc.

Present Procedures

Rentenbank is a "seasoned" Schedule B issuer eligible to use the shelf registration procedures set forth in Release No. 33-6424 (dated September 2, 1982) (the "Release").

In accordance with the Release, Rentenbank and the Federal Republic have filed a shelf registration statement which includes a Basic Prospectus containing all of the information required by Schedule B under the Securities Act of 1933 (the "Securities Act") and other information deemed material to investors. This Basic Prospectus will be updated at least annually and is distributed to dealers and prospective investors as required by the Release.

Specific securities are offered by a Prospectus Supplement containing the terms of the offering and a description of any material recent developments. The Prospectus Supplement, together with the Basic Prospectus, is delivered to purchasers, and all necessary filings are made pursuant to Rule 424 under the Securities Act.

Rentenbank and the Federal Republic intend to file with the Commission joint Annual Reports on Form 18-K. As contemplated by this letter, the joint Annual Report on Form 18-K, together with amendments thereto on Form 18-K/A containing material developments, if any, will be incorporated by reference in prospectuses that may be used in connection with both continuous offerings such as offerings of medium-term notes and delayed offerings such as shelf takedowns.

The Proposal

Rentenbank hereby requests an interpretative letter approving the implementation of the following procedures.

1. Rentenbank and the Federal Republic will file joint Annual Reports on Form 18-K during periods when Rentenbank desires to have access to shelf registration procedures. Such Annual Reports would include, as of their dates: (i) all of the information and exhibits called for by Form 18-K, and (ii) as additional exhibits thereto, any additional information required under Schedule B to be included in a Schedule B registration statement under the Securities Act (except for certain Schedule B information, such as the description of securities and plan of distribution, which would continue to be included in the Basic Prospectus, Prospectus Supplements and, in the case of medium-term notes, Pricing Supplements or "stickers"), together with additional information deemed material to investors. The resulting descriptions of Rentenbank and the Federal Republic would be presented in substantially the same format as currently included on pages 2 to 7, 9 to 36, 42, F-1 to F-28 and G-1 to G-41 of the current Basic Prospectus included in Rentenbank's shelf registration statement pursuant to Schedule B under the Securities Act (Registration No. 33-98953), filed on August 29, 2002, and would be substantially as comprehensive as those currently included in the Basic Prospectus.

2. Rentenbank's Basic Prospectus would contain a description of the securities offered thereby and the guarantees relating thereto, the plan of distribution, the application of proceeds, Rentenbank's and the Federal Republic's debt record, the name and address of Rentenbank's and the Federal Republic's authorized agent in the United

States and the names and addresses of counsel who will pass upon the validity of the securities. The Basic Prospectus, which could be used with respect to both continuous offerings such as medium-term note programs and delayed offerings such as shelf takedowns, would incorporate by reference the most recently filed joint Annual Report on Form 18-K of Rentenbank (and all exhibits thereto), and all amendments thereto filed on Form 18-K/A. In order to implement the proposal outlined in this letter, the Basic Prospectus would contain an undertaking to deliver upon request a copy of the joint Annual Report on Form 18-K and any other information incorporated by reference. Rentenbank's shelf registration statement currently includes undertakings identical to the undertakings set forth in Item 512(a) (1), (2) and (3) of Regulation S-K. The undertakings currently included in Rentenbank's shelf registration statement obligating Rentenbank to file post-effective amendments (i) to include prospectuses required by Section 10(a) (3) of the Securities Act and (ii) to reflect in the Basic Prospectus any facts or events arising after the effective date of Rentenbank's shelf registration statement (or the most recent post-effective amendment thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in such registration statement, would be modified so as not to apply if the information required is included in a report under the Securities Exchange Act of 1934 that has been incorporated by reference. As a result of the foregoing, except as required by the modified undertakings to be included in Rentenbank's registration statements, Rentenbank would not be required to file annual post-effective amendments to its Securities Act registration statements.

3. At the time when any registered securities are offered to the public, whether on a delayed offering basis or as part of a continuous offering, the Basic Prospectus, together with a Prospectus Supplement or, in the case of medium-term notes, a Pricing Supplement or "sticker", would be delivered to all purchasers. Any material recent developments subsequent to the date of the Basic Prospectus, or the most recent Annual Report on Form 18-K, will either be included in (A) a subsequent Annual Report on Form 18-K, or in a Form 18-K/A amendment that is incorporated by reference in the Basic Prospectus or (B) the Prospectus Supplement itself. Rentenbank and the Federal Republic will amend their joint Annual Report on Form 18-K through the use of Form 18-K/A as often as is necessary to disclose material information contained in official budgetary, financial and statistical information and any other material information or developments. Rentenbank and the Federal Republic anticipate that the time of filing of such joint Annual Report and such amendments will correspond to the periodic release of official budgetary, financial and statistical information which will provide the basis for the joint Annual Report and amendments. At the present time, it is expected that such a filing typically would be made in June or July of each year after German budgetary information becomes available.

The information and documents that, under current procedures, must be filed by post-effective amendment at the time of an offering (the standard underwriting terms, the terms agreement, the list of names and addresses of the underwriters, an itemized list of expenses and legal opinions with respect to the securities) would instead be filed on, and incorporated by reference by means of, Form 18-K or a Form 18-K/A amendment thereto.

4. The Basic Prospectus and Prospectus Supplement or, in the case of medium-term notes, a Pricing Supplement or "sticker", would be delivered to all purchasers, and Rentenbank would provide to each such recipient who so requests a copy of the Form 18-K, together with all exhibits and amendments thereto. Otherwise, unless it chose to do so, Rentenbank would not make an annual public distribution of its Form 18-K, or of the exhibits or amendments thereto, or of its Basic Prospectus to dealers or prospective investors as contemplated by the Release.

Benefits of Proposal

This proposal will (i) enable Rentenbank to use shelf procedures nearly identical to those available to foreign private issuers eligible to use Form F-3 and Rule 415 (the policy underlying the Release), (ii) regularly provide to the U.S. market all required Securities Act disclosure in a process that is significantly less burdensome and expensive than the current system, and (iii) result in better and more prompt disclosure of recent developments in the prospectus used for continuous and delayed offerings.

Timing and Implementation

Rentenbank currently has on file one effective shelf registration statement (Registration No. 33-98953). In connection with next year's annual update of its shelf registration statement, Rentenbank desires to implement the proposal outlined in this letter by (i) filing an Annual Report on Form 18-K for the fiscal year ended December 31, 2002, which would contain the additional information described above that was previously included in the Basic Prospectus, (ii) amending the shelf registration statement to provide for the incorporation by reference of the aforesaid Annual Report on Form 18-K, and (iii) amending the undertakings in Part II of the registration statement accordingly.

* * * * *

If you have any questions or need any further information with respect to the matters set forth in this letter, please contact me at (+49-69) 7191-2634, or David B. Rockwell at (+49-69) 7191-2633.

Very truly yours,

Mathias Strasser

cc: Andreas Mücke
(Landwirtschaftliche Rentenbank)

John W. Banes
(David Polk & Wardwell)

David F. Morrison
David B. Rockwell